              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                         Schedule 13G



           Under the Securities Exchange Act of 1934
                      (Amendment No.  6)*


                 Household International, Inc.
                 -----------------------------
                       (Name of Issuer)


    $6.25 Cumulative Convertible Voting Preferred Stock
    ---------------------------------------------------
                (Title of Class of Securities)


                          441815-40-4
                          -----------
                        (CUSIP Number)

Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))
                       Page 1 of 5 Pages

CUSIP NO. 441815-40-4            13G          Page 2 of 5 Pages
- ---------------------            ---          -----------------

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Household International, Inc., Pooled Investment Fund
    36-3093978


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) (  )
                                                           (b) (  )


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois


- --------------------------------------------------------------------

  NUMBER OF     5   SOLE VOTING POWER          84,422
    SHARES
BENEFICIALLY    6   SHARED VOTING POWER             0
   OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER     84,422
  REPORTING
 PERSON WITH    8   SHARED DISPOSITIVE POWER        0

- --------------------------------------------------------------------


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    84,422


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            (  )


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    21.9%


12  TYPE OF REPORTING PERSON*

    EP

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CUSIP NO. 441815-40-4            13G          Page 3 of 5 Pages
- ---------------------            ---          -----------------

Item 1(a) Name of Issuer:

          Household International, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2700 Sanders Road, Prospect Heights, Illinois  60070

Item 2(a) Name of Person Filing:

          Household International, Inc. Pooled Investment Fund

Item 2(b) Address or Principal Business Office or, if none, residence:

          2700 Sanders Road, Prospect Heights, Illinois  60070

Item 2(c) Citizenship:

          N/A

Item 2(d) Title of Class of Securities:

          $6.25 Cumulative Convertible Voting Preferred Stock

Item 2(e) CUSIP Number:

          441815-40-4

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          a ( ) Broker or Dealer registered under Section 15 of the Act,
          b ( ) Bank as defined in Section 3(a)(6) of the Act, c ( ) Insurance Company as defined in Section 3(a)(19) of the
                 Act,
          d ( ) Investment Company registered under Section 8 of the Investment Company Act,
          e ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
          f (x) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                 see 13d-1(b)(1)(ii)(F),
          g ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
          h ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 441815-40-4            13G          Page 4 of 5 Pages
- ---------------------            ---          -----------------

Item 4    Ownership.

          (a)    Amount beneficially owned:  84,422

          (b)    Percent of class:  21.9%

          (c)    Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the
                        vote:  84,422

                 (ii)   Shared power to vote or to direct the
                        vote:  -0-

                 (iii)  Sole power to dispose or to direct the
                        disposition of:  84,422

                 (iv) Shared power to dispose or to direct the disposition of: -0-


Item 5    Ownership of Five Percent or Less of a Class.

          N/A


Item 6    Ownership of More than Five Percent on Behalf of Another
          Person.

          Household International, Inc. ("Household") and its subsidiaries have adopted a number of employee pension and benefit plans and related trusts which are funded under trust agreements with various trustees and under various insurance company contracts. Household established the Household International, Inc. Pooled Investment Fund (the "Fund") for the collective investment of assets owned by the employee pension and benefit plans participating in the Fund. The Fund has appointed the Northern Trust Company as trustee of the Fund to hold and administer the Fund's assets. Pursuant to the terms of the Fund, an Investment Committee has also been appointed with certain specified duties.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

CUSIP NO. 441815-40-4            13G          Page 5 of 5 Pages
- ---------------------            ---          -----------------

Item 8    Identification and Classification of Members of the Group.

          N/A


Item 9    Notice of Dissolution of Group.

          N/A


Item 10   Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HOUSEHOLD INTERNATIONAL, INC.
                                POOLED INVESTMENT FUND



                                         February 1, 1994
                                ------------------------------------
                                             (Date)


                                       /s/ Gaylen N. Larson
                                ------------------------------------
                                          (Signature)

                                Gaylen N. Larson, Chairman of the
                                Investment Committee of the Fund
                                ------------------------------------
                                          (Name/Title)

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